Issuer Free Writing Prospectus, dated January 7, 2014

Filed Pursuant to Rule 433 under the Securities Act of 1933, as amended

Supplementing the Preliminary Prospectus Supplement, dated January 7, 2014

Registration No. 333-180768

AutoZone, Inc.

Final Term Sheet

Dated: January 7, 2014

Issuer:	AutoZone, Inc.

Size:	$400,000,000

Trade Date:	January 7, 2014

Settlement Date:	January 14, 2014 (T+5)*

Maturity:	January 13, 2017

Interest Payment Dates:	January 13 and July 13 of each year, commencing on July 13, 2014

Benchmark Treasury:	UST 0.625% due December 15, 2016

Benchmark Treasury Price / Yield:	99-19 3⁄4 / 0.757%

Spread to Benchmark Treasury:	+ 55 basis points

Yield to Maturity:	1.307%

Coupon (Interest Rate):	1.300%

Price to Public:	99.980%

Optional Redemption Provision:	The notes will be redeemable at our option at any time in whole or in part at the greater of (i) 100% of the principal amount of the notes to be redeemed and (ii) the present value of the remaining scheduled payments of principal and interest on the notes to be redeemed (not including any portion of such payments of interest accrued to the date of redemption) discounted at the Adjusted Treasury Rate (as defined in the Preliminary Prospectus Supplement), plus 10 basis points. The redemption price for the notes will include accrued and unpaid interest on the notes being redeemed to the date of redemption.

Change of Control:	The occurrence of a Change of Control Triggering Event (as defined in the Preliminary Prospectus Supplement) will require AutoZone, Inc. to offer to repurchase the notes for cash at a price equal to 101% of the principal amount together with accrued and unpaid interest, if any, to the date of repurchase.

CUSIP/ISIN:	053332AQ5/US053332AQ57

Joint Book-Running Managers:	J.P. Morgan Securities LLC U.S. Bancorp Investments, Inc. Wells Fargo Securities, LLC

Senior Co-Managers	Barclays Capital Inc. Merrill Lynch, Pierce, Fenner & Smith Incorporated SunTrust Robinson Humphrey, Inc.

Co-Managers	Deutsche Bank Securities Inc.
Fifth Third Securities, Inc.
Guggenheim Securities, LLC
KeyBanc Capital Markets Inc.
Mitsubishi UFJ Securities (USA), Inc.
Mizuho Securities USA Inc.
PNC Capital Markets LLC
Regions Securities LLC

*	Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the date hereof or the next succeeding business day will be required, by virtue of the fact that the notes initially will settle T+5 (on January 14, 2014) to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of notes who wish to trade notes on the date hereof or the next succeeding business day should consult their own advisors.

The issuer has filed a registration statement (including a preliminary prospectus supplement and prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement and prospectus in that registration statement and other documents the issuer has filed with the Securities and Exchange Commission for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the Securities and Exchange Commission web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities LLC collect at 1-212-834-4533, U.S. Bancorp Investments, Inc. toll-free at 1-877-558-2607 or Wells Fargo Securities, LLC toll-free at 1-800-326-5897.